January 16, 2013 VIA EDGAR AND FACSIMILE United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-172850), as amended, of Unique Underwriters, Inc. (the “Registrant”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 1:00 pm on January 23, 2013, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (817)805-3106 with any questions regarding this matter.

Very truly yours

UNIQUE UNDERWRITERS, INC.

By: /s/ Samuel Wolfe

Name: Samuel Wolfe

Title: Chief Executive Officer